                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                  CypressTree Senior Floating Rate Fund, Inc.
                  -------------------------------------------
                                (Name of Issuer)



                                  Common Stock
                                  ------------
                         (Title of Class of Securities)



                                   23280Q105
                                   ---------
                                 (CUSIP Number)




                                  May 4, 1998
                                  -----------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed: |_| Rule 13d-1(b) |X| Rule 13d-1c) |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13G


CUSIP No. 23280Q105
-------------------


1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

            Bradford K. Gallagher

2     Check the Appropriate Box If a Member of a Group (See Instructions)

                          a. |_|
                          b. |_|

3     SEC Use Only

4     Citizenship or Place of Organization

            United States


                        5             Sole Voting Power
                                          10,000
Number of
Shares
Beneficially            6             Shared Voting Power
Owned By                                     0
Each
Reporting               7             Sole Dispositive Power
Person                                      10,000
With
                        8             Shared Dispositive Power
                                             0

9     Aggregate Amount Beneficially Owned by Each Reporting Person

                        10,000

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                 / /

11    Percent of Class Represented By Amount in Row 9

                      11%*

12    Type of Reporting Person (See Instructions)

            IN



*  As of May 4, 1998.  See Item 5.


                                      Page 2
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Item 1.


   (a) Name of Issuer

   CypressTree Senior Floating Rate Fund, Inc.

   (b) Address of Issuer's Principal Executive Offices

   125 High Street, Boston, Massachusetts 02110


Item 2.

   (a) Name of Person Filing

   Bradford K. Gallagher

   (b) Address of Principal Business Office or, if none, Residence

   c/o Cypress Holding Company, 125 High Street, Boston, Massachusetts 02110

   (c) Citizenship

   U.S.A.

   (d) Title of Class of Securities

   Common Stock, par value $.01 per share

   (e) CUSIP Number
   23280Q105

Item 3. If this statement is filed pursuant to ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

   (a) / /  Broker or dealer registered under section 15 of the Act (15 U.S.C.
            78o);

   (b) / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

   (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

   (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

   (e) / /  An investment adviser in accordance with ss. 240.13d-
            1(b)(1)(ii)(E);

   (f) / / An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

   (g) / / A parent holding company or control person in accordance with ss. 240.13d-1(b)(ii)(G);

   (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

   (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

   (j) / /  Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to ss. 240.13d-1(c), check this box.  |X|



                                      Page 3
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Item 4.    Ownership

     (a) Amount Beneficially Owned

     10,000 shares

     (b) Percent of Class

     11% as of the date of purchase. As a result of further issuances since that date, 10,000 shares represents 3% of the shares of the issuer issued and outstanding as of June 26, 1998.

     (c) Number of shares as to which such person has:

           i)   sole power to vote or to direct the vote

                10,000

           ii)  shared power to vote or to direct the vote

                0

           iii) sole power to dispose or to direct the disposition of

                10,000

           iv)  shared power to dispose or to direct the disposition of

                0

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

           Not applicable.

Item 8.    Identification and Classification of Members of the Group

           Not applicable.

Item 9.    Notice of Dissolution of Group

           Not applicable.

Item 10.   Certification



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By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 July __, 1998
                                 -------------
                                      Date



                        /s/ Bradford Gallagher
                        ----------------------
                            Bradford K. Gallagher







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